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Writer's E-Mail Address:  msmith@cpmlaw.com

June 14, 2010

VIA FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. St., N.E.

Mail Stop 3720

Washington, D.C.  20549

Re:	AdCare Health Systems, Inc. Form S-3 File No. 333-166488

Dear Mr. Spirgel:

We have today filed an Amended Registration Statement for AdCare Health Systems, Inc. (“AdCare”) pursuant to EDGAR.  As a courtesy, we are enclosing three (3) marked copies and three clean copies of Amendment No. 2 to the Registration Statement on Form S-3 of AdCare which incorporates, among other things, changes made to the Registration Statement as a result of comments contained in your letter of June 4, 2010.  The numbered paragraphs in this letter correspond to the numbered comments in your letter and the comments are provided in italics before each answer.

Selling Securityholders, page 12

Common Stock/Restricted Stock Table, page 16

1.

We note your response and revised disclosure in reply to comment one in our letter dated May 10, 2010.  It appears from your disclosure that the transaction you intend to register relating to the 63,520 shares under the 2004 Stock Option Plan and the 40,200 shares under the 2005 Stock Option Plan is the initial sale of such shares by the company (i.e., the issuance of shares by the company upon exercise of the stock option), not the later resale of such securities by a selling securityholder.  Therefore, revise your prospectus to remove these shares from your selling securityholders table and disclose this transaction in the portion of your prospectus relating to the information concerning the benefit plans required by Form S-8 (page 34).  Also, revise your registration statement and legal opinion to account for any changes in your offering description.  If you intend to register the later resale of such shares after they are issued by the company, refer to Part C. of Form S-8 for relevant guidance.

We revised the Registration Statement to delete the registration of the common stock underlying the stock options granted pursuant to the 2004 and 2005 Stock Option Plans.  Accordingly, all descriptions of the securities and related disclosures have been removed from the Amended Statement.

Incorporation of Certain Information by Reference, page 34

2.

We note your revised disclosure in response to comment four in our letter dated May 10, 2010.  Please note that Item 12(a)(2) of Form S-3 requires that you specifically incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report on Form 10-K.  In this regard, we note that while you reference the Form 10-Qs from fiscal year 2009, you do not incorporate by reference the most recent Form 10-Q filed May 17, 2010.  Please revise accordingly.  Also, for guidance on how to incorporate by reference filings made after the date of your next amendment but prior to effectiveness, see Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

We revised the Registration Statement to specifically incorporate our most recent filed 10-Q, on both pages 34 and 35 of the Registration Statement.

We intend to file (on June 15, 2010) a request for acceleration of effectiveness for June 15, 2010.

Please call with any questions or comments regarding this letter with the revised Registration Statement.

Very truly yours,

CARLILE PATCHEN & MURPHY LLP

/s/Michael A. Smith

Michael A. Smith

Endnotes

Enclosures